Exhibit (l)(31)

PURCHASE AGREEMENT

Northern Funds (the “Trust”), a Delaware statutory trust, and Eric K. Schweitzer (the “Purchaser”), hereby agree as follows:

1. The Trust hereby offers the Purchaser and the Purchaser hereby purchases ten shares of the Multi-Manager Global Real Estate Fund (the “Multi-Manager Global Real Estate Shares”) for $10.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in full payment for the Multi-Manager Global Real Estate Shares.

2. The Purchaser represents and warrants to the Trust that the Multi-Manager Global Real Estate Shares are being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of November 17, 2008.

NORTHERN FUNDS

By:	/s/ Lloyd Wennlund
Lloyd Wennlund
Title:	President

ERIC K. SCHWEITZER

By:	/s/ Eric K. Schweitzer
Eric K. Schweitzer